

November 13, 2008

Via Facsimile (216) 566-5800 and U.S. Mail

Derek D. Bork, Esq.
Thompson Hine LLP
3900 Key Center 127 Public Square
Cleveland, Ohio 44114-1291

RE: Premier Exhibitions, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed November 6, 2008 by Sellers Capital Master Fund, Ltd. and Sellers Capital LLC
File No. 000-24452

Dear Mr. Bork:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials

1.   Please note that parties intending to rely upon Rule 14a-12 in making proxy or consent solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies or consents. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. However, your materials state that "if [you] initiate a proxy contest…." You and your nominees would be participants in that solicitation. Please confirm that you will either (i) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (ii) refrain from public solicitation activities of Premier Exhibitions security holders.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following statements:

- multiple failures of management;

- Mr. Geller's excessive compensation;

- the dismal track record of Board oversight with respect to reigning in management;

- the [fiscal year 2008] problems persist in fiscal year 2009;

- the board's track record is not good;

- the company's "consistent pattern of overpromising and under-delivering to investors"; and,

- each of the factors listed in the bullet points on the first page of your press release.

3.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Your statements that (i) you do not believe Mr. Geller and the board of directors have had the best interests of shareholders in mind when making decisions, (ii) the board "failed to govern management and guide the company in a way that protects shareholder interests" imply that the referenced individuals have not fulfilled their fiduciary duties, and (iii) that the current board has provided "lax oversight."

Closing Information

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions